Filed Pursuant to Rule 424(b)(3)
Registration Number 333-111239

PROSPECTUS

SBS TECHNOLOGIES, INC.

386,940 shares of common stock
Offered for sale by Selling Shareholders

     The selling shareholders will, from time to time, be selling shares of the Common Stock of SBS Technologies, Inc. that they received in connection with our acquisition of Avvida Holdings Corp. on June 30, 2003. They may make transfers, assignments, devises, pledges or donations to other persons and successors in interest, and we include those other persons in our use of the term selling shareholders. The selling shareholders will receive the proceeds from any sales of the shares. We will not receive any proceeds.

The selling shareholders may offer and sell the shares as follows:

•	On the National Market System of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) or otherwise.

•	At then prevailing or at negotiated fees.

•	By payment of all selling and other expenses, including discounts, commissions or fees, except those paid by the purchasers of shares. We will pay only the expenses of preparing and filing this Prospectus and the Registration Statement associated with it with the Securities and Exchange Commission and for registering and qualifying the shares. Please see “Plan of Distribution” for more information.

Our common stock is listed on the NASDAQ National Market System under the trading symbol “SBSE”. The closing price of our stock as reported by NASDAQ on January 13, 2004 was $14.90.

You should read this prospectus carefully before you decide to invest. You should carefully read the risk factors beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 14, 2004.

The selling shareholders and brokers through whom sales of shares are made may be deemed to be “underwriters” under Section 2(a)(11) of the Securities Act of 1933, as amended. If they are, any profits they realize may be deemed to be underwriting commissions under the Securities Act.

You should rely only on the information in this prospectus in making your investment decision. We, and the selling shareholders, have not authorized anyone to give you any other information or representations.

SUMMARY OF THIS PROSPECTUS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

SUMMARY OF THIS PROSPECTUS

About This Prospectus

This prospectus does not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus. You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information,” below.

Cautionary Statement About Forward-Looking Information

We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. You may find many of these statements by looking for words like “intends,” “expects,” “projects,” “believes,” “anticipates” or similar expressions in this prospectus. We consider all statements regarding anticipated or future matters, including the following, to be forward-looking statements:

•	statements about future events and our future financial performance;

•	expected sales and gross margin;

•	financing plans and expectations of internally-generated cash flows;

•	new product introductions;

•	growth of the markets we serve;

•	business strategy;

•	plans and objectives of management for future operations;

•	competitive position;

•	growth opportunities for existing products and services; and

•	benefits from new technology.

These statements are not guarantees of our future performance. They are based upon our assumptions and assessments only on the date we made them and in light of our experience and our perception of historical trends, current conditions, expected future developments, and other factors we believe to be appropriate. Our assumptions and assessments include the volume and product mix of sales, estimates of costs and inventory and receivable levels based on preliminary information, and others. Risks, uncertainties, and other important factors could cause actual performance or achievements to be materially different from those we may project. These risks, uncertainties, and factors include:

•	general business and economic conditions affecting our customers and their end customers, including changes in the size and program priorities of military procurement budgets, may be less favorable than we expect, resulting in lower sales and earnings;

•	a high degree of uncertainty and rapid change in the markets addressed by our products, which may affect the timing and amount of future sales levels or cause the market value of our inventory to decline, resulting in reduced gross profit levels;

•	customer demand for and acceptance of our products, which may be less than we expect, which may decrease both sales and margins;

•	our ability to acquire and integrate new businesses, which may be more costly than we expect;

•	our ability to design, test, and introduce new products on a timely basis, which if not timely, may decrease both sales and margins;

•	the financial condition of our customers, which, if less favorable than we expect, could result in reduced sales and earnings for us; and

•	changes in U.S. and foreign laws and regulations, which could result in increased costs, lowered sales, or reduced earnings.

These forward-looking statements represent our estimates and assumptions only on the date they were made. Many of the factors that will determine these items are beyond our ability to control or predict. For these statements, we claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. We caution you not to place reliance on our forward-looking statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.

All subsequent written and oral forward-looking statements attributed to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SBS Technologies, Inc.

We design and build embedded computer products. Our embedded computer products are used in a wide range of industries, including telecommunications, medical electronics, industrial automation and defense. Embedded computers are put inside or made part of larger systems. They process information, control machines, move computer data between machines, and interact with people. They are found in machines from aircraft to complex medical equipment, and are used for a variety of applications, such as retrieving satellite information and controlling manufacturing assembly lines.

SBS is a leader in the embedded computer industry. We serve a broad range of customers. We currently list more than 400 products in the product section of our website, www.sbs.com. We help our customers get to market more quickly, more reliably and more economically by providing a wide range of standard and customized embedded computer products. Our products include:

•	processor boards,

•	input/output modules,

•	networking devices, and

•	complete computer systems for both the commercial and military markets.

Technology drives our growth. As embedded computer applications expand, we expand our product lines to meet our customers’ needs and to attract new customers. We invest in technology and customer service so that we can grow with our customers. We grow by adding new products and improving existing products through our research and development program, attracting new customers with our products and service, and acquiring other companies. We completed eleven acquisitions between 1992 and June 30, 2003 that broadened our product offerings and customer base.

SBS Technologies, Inc. was incorporated in New Mexico in November 1986 and began operations in September 1987. Our executive office is located at 2400 Louisiana Boulevard, NE, AFC Building 5, Suite 600, Albuquerque, New Mexico, 87110, and our telephone number is (505) 875-0600.

At January 13, 2004, SBS had the following subsidiaries:

United States

•	SBS Technologies, Inc., Commercial Group

•	SBS Technologies, Inc., Government Group

•	SBS Technologies, Inc., Communications and Enterprise Group

•	SBS Technologies, Inc. Foreign Holding Company

•	SBS Technologies, Inc., German Holdings, LLC

Canada

•	SBS Technologies (Canada), Inc.

•	SBS Technologies Finance LP

Germany

•	SBS or Computers Verwaltungs GmbH

•	SBS Technologies, GmbH & Co. KG

•	Ortec Electronics Assembly GmbH

SBS Technologies® is a registered trademark of SBS. All other trademarks or tradenames to which we refer in this document are the property of their respective owners.

The Offering

The selling shareholders are offering 386,940 shares of SBS common stock from time to time on a continuous basis. See the Cover Page for more information.

Risk Factors

Statements in this prospectus and documents incorporated by reference about the outlook for our business and markets, such as projections of future performance, statements of management’s plans and objectives, and forecasts of market trends and other matters, are forward-looking statements that involve risks and uncertainties. Please refer to “Cautionary Statement About Forward-Looking Information,” above. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that may cause such a difference, and may have an impact on our future financial performance, include, but are not limited to, those we discuss below:

SBS’ period to period sales and operating results have fluctuated, and may continue to fluctuate, significantly. This fluctuation has caused, and may continue to cause, volatility in the market price for our common stock. We have experienced fluctuations in our period to period sales and operating results in the past, and we expect that fluctuations will occur in the future. Our sales, on both an annual and a quarterly basis, can fluctuate as a result of a variety of factors, many of which are beyond our control and which we may not be able to predict. These factors include:

•	the timing and volume of customer orders and delays,

•	success in achieving design wins in which our products are designed into our customers’ new systems,

•	manufacturing delays,

•	delays in shipment due to component shortages,

•	cancellations of orders,

•	changes in the mix of products sold,

•	the rate of introduction of new products,

•	maintaining appropriate inventory levels,

•	excess or obsolete inventory and changes in valuation of inventory,

•	cyclicality or downturns in the markets served by our customers, including significant reductions in defense, communications and capital equipment expenditures,

•	political, legal, regulatory and economic conditions and developments in the areas of the world in which we operate or into which we might expand our operations,

•	competition from new technologies and other companies,

•	variations in sales channels, product costs and the mix of products sold, and

•	economic disruptions due to terrorist activity or epidemics.

Because fluctuations in our operating results have occurred, and may continue to occur, we believe that comparisons of the results of our operations for preceding quarters and fiscal years are not necessarily meaningful, and that investors should not rely on the results for any one quarter or year as an indication of how we will perform in the future. Investors should also understand that, if our sales or earnings for any quarter or year are less than the level expected by securities analysts or the market in general, the market price for our common stock may be subject to an immediate and significant decline, as has happened in the past.

SBS’ sales have been, and may to continue to be, significantly reduced due to the currently depressed communications and capital equipment markets and may be further limited if anticipated increases in defense spending do not occur or if defense spending is reduced or not allocated in a way that benefits us. We have derived a significant portion of our sales from products for communications and capital equipment applications and directly or indirectly from the U.S. Department of Defense. The communications and capital equipment markets are characterized by intense competition and rapid technological change. The communications market grew rapidly in the late 1990’s, but has experienced depressed conditions over the past two years. Although there have been some indications of improvement, we have no immediate expectations of recovery.

After over a decade of downward trends, the current defense budget outlook is one of short-term growth. However, our business may not benefit because:

•	Congress may not continue to approve increased defense funding.

•	In light of current record U.S. government budget deficits, Congress may elect to reduce or defer defense spending.

•	Any increased funding may not be available for allocations that benefit us, such as hardware procurements or increased research and development spending, especially in light of increased expenditures for consumables such as ordnance needed for conflicts in Afghanistan, Iraq and other locations.

•	We may not win any contracts funded by any budgetary increases.

•	Significant consolidation in the defense industry has reduced the number of defense contractors, resulting in increased competition for companies like SBS in establishing customer relationships with defense contractors. If spending by the Department of Defense declines, or if consolidation in the defense industry continues, we may be unable to maintain existing customer relationships or establish new relationships with defense contractors.

•	Even if we are successful in maintaining existing customers and establishing new customer relationships with defense contractors, sales of our products to those customers may be reduced as a result of any Department of Defense spending cutbacks.

SBS must persuade customers to outsource their embedded computer product needs to grow SBS’ business. Many of our potential customers design and manufacture embedded computer products internally, which they may view as a cost savings over purchasing these products from suppliers like us. To increase our sales, we need to persuade them that use of our products and services is cost-effective.

Increased market acceptance of our products also depends on a number of other factors, including:

•	the quality of our design and production expertise,

•	the increasing use and complexity of embedded computer systems in new and traditional products,

•	the expansion of markets that are served by embedded computers,

•	time to market requirements of our products,

•	our customers’ assessment of direct and indirect cost savings, and

•	our customers’ willingness to rely on us for mission-critical applications.

SBS faces significant competition. The embedded computer industry is highly competitive and fragmented. Our competitors differ depending on product and market type, company size, geographic market and application type. We face competition in each of our operating segments.

Competition in all of our operating segments is based on:

•	performance,

•	time-to-market,

•	customer support,

•	product longevity,

•	existing customer relationships,

•	supplier stability,

•	price,

•	breadth of product offerings, and

•	reliability.

Many of our existing and potential competitors are companies larger than we are that have a number of significant advantages over us, including:

•	significantly greater financial, technological and marketing resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements,

•	established relationships with customers or potential customers, which can make it harder for us to sell our products to those customers,

•	a longer operating history, and

•	more extensive name recognition and marketing capability.

Some of our competitors are subsidiaries of large Fortune 500 companies that dwarf SBS in size. Any of those competitors could choose to try to increase their embedded computer product businesses that compete directly with us by, for example, cutting prices, expanding their sales force, or increasing their marketing expenditures. If they do, we might not have the financial resources to compete effectively on those terms, or, if we had the necessary financial resources, the increased expenses of competition could reduce our profitability.

In addition, existing or potential competitors may establish cooperative relationships with each other or with third parties, which could give them even greater resources for competing with us, which could lower our sales and earnings.

Because of increased competition, we might encounter significant pricing pressures across our product lines. These pricing pressures could result in significantly lower average selling prices and reduced profit margins for our products. We may not be able to offset the effects of any price reductions with an increase in the number of our customers, cost reductions or otherwise. We cannot assure investors that we will be able to compete effectively in our current or future markets.

If SBS does not persuade original equipment manufacturers to use its products instead of those of other suppliers, SBS’ sales could be harmed. Our sales depend, in part, on our ability to obtain and maintain design wins for our products from customers who use embedded computers in their products. A design win is a decision by a customer to design one or more of our embedded computer products into the customer’s new or upgraded system. Manufacturers that do not currently integrate our products into their systems may not be willing to purchase products from us because the cost of integrating new products into their systems may be more expensive than continuing to use existing products. Manufacturers currently using our products may elect to use another supplier’s products if the other supplier’s designs are superior to our designs, or may redesign their systems in a manner that no longer requires our products. If we fail to maintain existing design wins or to achieve new design wins, our sales could be reduced.

SBS might have to expend substantial funds to redesign its technology because of changes in industry standards, customer preferences or technology. Our sales could significantly decrease, and our products could become obsolete, if we fail to adapt timely to changing industry standards, advances in technology, or customer preferences. Most of our products are developed to meet industry standards that define the basis of compatibility in operation and communication of a system supported by different vendors. These standards are continuing to develop. If these standards are eliminated or changed, the design of our products could be inappropriate or obsolete, and we could be required to undertake costly redesign and research and development efforts. Our sales also depend in part on the ability to develop state-of-the-art products that comport with changing customer preferences. We may not be successful in developing these products in a timely manner, or in selling the products we develop.

If SBS’ sales do not increase, or if they decline, SBS could experience difficulty in obtaining debt or equity financing. Contraction and declines in the markets we serve have had and may continue to have an adverse impact on our sales and income. We currently do not have any bank credit facility in place. We may require external financing in the future, and that financing may not be available on terms acceptable to management or at all. In addition, continuing losses would likely impede our ability to raise funds through the sale of debt or equity securities.

SBS purchases many of the components it uses from third party suppliers who may discontinue or change their products or have insufficient supply. Many of our products contain state-of-the-art electronic components. We depend upon third parties for our supply of many of these components. This subjects us to risks like the following:

•	We obtain some of these components from a sole supplier or a limited number of suppliers, for which alternate sources may be difficult to locate.

•	We have experienced and may experience in the future component part shortages, and we have built and may build in the future inventory of these components. This occurred, for example, in our telecommunications business during the surge in telecommunications orders in the late 1990s. If we have shortages, we may not be able to make deliveries on time to our customers, which could reduce our sales and lead to customer dissatisfaction. When we build up inventory, we have to use financial resources that we could have used elsewhere in our business.

•	Suppliers may discontinue or upgrade some of the products incorporated into our products, which could require us to redesign a product to incorporate newer or alternative technology.

•	Our inventory of component parts may become obsolete, which has in the past and may in the future result in write-downs.

•	We do not have contracts for all components that would assure availability and price. If sufficient components are not available when we need them, our product shipments could be delayed, which could harm our sales and lead to customer dissatisfaction. If enough components are not available, we might have to pay premiums for parts in order to make shipment deadlines.

•	Paying premiums for parts or building inventory of scarce parts, or having our existing inventory become obsolete, could lower or eliminate our profit margin, reduce our cash flow, and otherwise harm our business.

SBS uses contract manufacturers to produce substantially all of its U.S.-built board-level products and so is dependent on their timeliness, quality, and availability. We obtain parts from large electronics parts suppliers and printed circuit boards from printed circuit board manufacturers and provide these parts and boards as kits to contract manufacturing companies that fabricate our products. Many of the contract manufacturers we use are small companies with limited capital resources. We reduce dependence on a particular contract manufacturer by using multiple contract manufacturers for many of our products, although we cannot assure that we will not experience delays in obtaining product from contract manufacturers. If we must move our production to new contract manufacturers because current contract manufacturers do not perform, we could incur additional delays in obtaining product because qualifying new contract manufacturers is costly and time-consuming. If we are unable to meet our customers’

delivery requirements due to delays in obtaining product from contract manufacturers, our sales and results of operations could be reduced.

SBS is often required to incur substantial expense and development time well in advance of sales, requiring accurate gauging of future market demand. The expense and time may never result in sales. Our business depends upon continually introducing new and upgraded products for business needs. We may need these products because, for example:

•	our customers need to process data more quickly using the latest technologies;

•	we need to make our products compatible with new industry standards;

•	we want to add features to increase the versatility of our products; or

•	we want to protect a product from shock, vibration and temperature variation.

The development or adaptation of products and technologies requires us to commit financial resources, personnel and time before sales, sometimes a year or more in advance. In order to compete, our decisions with respect to those commitments must accurately anticipate both future demand and the technology that will be available to meet that demand. In addition, our customers typically require several months to test and evaluate our products before designing their systems to incorporate our products. Once our customers have decided to use our products, they may require several more months to begin volume production of systems incorporating these products. Because of this lengthy sales cycle, we may experience delays from the time we increase our operating expenses and our investments in inventory until the time that we generate sales from these products. We may never generate sales from products after incurring development expenses if our customers decide not to purchase them. Even if our customers select our products to incorporate into their systems, our customers may not be able to market or sell their systems successfully, resulting in excess inventory for us. This occurred in the past several years in our telecommunications business.

SBS is subject to order and shipment uncertainties that could harm its operating results. We typically sell our products pursuant to purchase orders that customers can cancel or defer on short notice without incurring a significant penalty. Cancellations or deferrals could cause us to hold excess inventory that may not be salable to other customers at commercially reasonable terms, which could reduce our profit margins, require inventory write downs, and restrict our ability to fund our operations.

SBS has limited patent protection covering its technology, and it may not be able to protect its intellectual property. Disputes and dispute resolution could be expensive. Our success depends, in part, on our ability to develop and protect our intellectual property. We have sought only limited patent protection for our technology. We currently have five U.S. patents and two Canadian patents issued and one U.S. patent pending. Most of the intellectual property on which we depend is unpatented. Patents have the following risks:

•	We cannot guarantee that our pending patent will be issued, or that issued patents will be enforced in a court of law if challenged.

•	Patent applications in the United States are not publicly disclosed until the patents are issued. Therefore, undisclosed U.S. patent applications that relate to our products and technology may have been filed.

•	We cannot be certain that foreign patents have not or will not be issued that would harm our ability to commercialize our current and future products.

•	Even as we obtain certain patent protection for our intellectual property, third parties could independently develop and patent equivalent or superior products or technology, in which case we may be required to obtain licenses to that technology from those parties, reducing our profit margins.

In addition to patent rights, we rely upon trade secret laws, industrial know-how and employee confidentiality agreements to protect our intellectual property. These may raise concerns such as the following:

•	Third parties or employees may breach our agreements with them or otherwise attempt to disclose, obtain or use our products and technologies.

•	If consultants, employees and other parties apply technological information developed independently, by them or others, to our projects, disputes may arise as to the proprietary rights to that information. Those disputes may not be resolved in our favor.

•	We may not be able to obtain court enforcement of our agreements, which would leave us with inadequate remedies to protect our intellectual property rights. This is particularly true in foreign countries, where laws or law enforcement practices often do not protect intellectual property as fully as in the United States.

We enter into contracts with original equipment manufacturers, which typically provide for broad indemnification of the manufacturers against allegations of infringements of intellectual property rights arising from our products, including costs of defense. We do not carry insurance covering infringement claims. If we have to pay any such claim, our financial condition could be harmed.

We may have to litigate to enforce or defend our intellectual proprietary rights. In addition, companies frequently sue other companies as a means of delaying the introduction of a competitor’s products or technologies. Any litigation, regardless of outcome, including any interference proceeding to determine priority of inventions, oppositions to patents in foreign countries, or litigation against us or any original equipment manufacturer indemnified by us under our contract with the manufacturer, may be costly and time consuming. Further, if it were ultimately determined that our claimed intellectual property rights are unenforceable, or that our products infringe on the rights of others, we may be required to pay past royalties or obtain licenses to use technologies. We may not be able to obtain licenses for these technologies on commercially reasonable terms, or at all.

SBS’ success depends, in part, on its ability to identify and to acquire and successfully integrate new businesses. Acquisitions can be costly and may not result in the anticipated benefits. A major element of our business strategy is to pursue acquisitions that either expand or complement our business. We have increased the scope of our operations through eleven acquisitions since 1992. Where business conditions permit, we intend to continue to pursue actively acquisition opportunities, including some that could be material and that may become available in the near future. This acquisition strategy may pose additional risks to us, including:

•	We might not be able to identify or acquire acceptable acquisition candidates on favorable terms, and in a timely manner.

•	Our management and financial controls, personnel, and other corporate support systems might not be adequate to manage the increase in the size and the diversity of scope of our operations as a result of acquisitions and to integrate effectively acquired businesses.

•	Our acquisitions might not increase revenue or earnings, and the companies acquired might not continue to perform at their historical or anticipated levels.

•	We may use cash for acquisitions that would otherwise be available to fund our operations or to use for other corporate purposes.

•	Our shareholders may experience dilution if we use our common stock to pay for acquisitions.

•	Our debt burden will increase as a result of any borrowings we may make to pay for acquisitions.

SBS may need to raise additional capital to fund its operations and to complete acquisitions. We depend on cash flow from operations to fund our operations and pay for our acquisitions. If we experience decreased sales, increased expenses, or a combination of the two, we may need to raise additional capital to fund our operations or acquire other businesses. If we decide to do so, we could attempt to issue debt securities or capital stock.

•	We may not be able to sell these securities under then current market conditions.

•	Any buyers could demand commercially unreasonable terms. For example, if we had to sell debt securities, we might be forced to pay high interest rates or agree to onerous operating covenants, which could in turn harm our ability to operate our business by reducing our cash flow and increasing restrictions on our operating activities.

•	If we were to issue shares of our common stock, we might be forced to sell shares at a depressed market price, which could result in substantial dilution to our existing shareholders.

•	Any shares of capital stock we may issue may have rights, privileges, and preferences superior to those of our common shareholders.

If we are unable to raise additional capital on commercially reasonable terms or at all, we may be required to reduce our operations and delay or terminate any potential acquisitions plans, which would harm our ability to grow.

SBS’ earnings have been, and could continue to be, adversely affected because of charges resulting from acquisitions, or an acquisition could reduce shareholder value. As part of our strategy for growth, we acquire compatible businesses. In accounting for a newly acquired business, we are, in many cases, required to amortize, over a period of years, certain identifiable intangible assets. Although usually the acquired business’ current operating profit offsets the amortization expense, a decrease in the acquired business’ operating profit could reduce our overall net income and earnings per share. Changes in future markets or technologies may require us to amortize intangible assets faster and in such a way that our overall financial condition or results of operations are harmed. If economic and/or business conditions decline in the future, we may incur impairment charges against earnings which could be significant. We may also be required, under accounting principles generally accepted in the United States of America, to charge against earnings the value of an acquired business’ technology that does not meet the accounting definition of “completed technology.” Acquired businesses could also reduce shareholder value if they generate a net loss or require invested capital.

SBS’ future results are subject to the efficiency of its past and future consolidation efforts. We have consolidated operations in the past, including Communications and Enterprise Group operating facilities previously based in Madison, Wisconsin, and Carlsbad, California. These consolidations included moving manufacturing, testing and support functions to the St. Paul, Minnesota, facility, and moving certain product design functions to the Mansfield, Massachusetts and Raleigh, North Carolina facilities. We may consolidate other operations in the future. If we fail to effect a consolidation efficiently, we could suffer missed customer deliveries, higher costs, reductions in quality, and lost productivity on other important projects, any of which could reduce our future earnings.

SBS may expend resources without receiving benefit from strategic alliances with third parties. From time to time, we enter into strategic alliances to deliver products or services to our customers. These alliances are typically formed to provide products or services that we do not provide in our core businesses. We may expend capital and resources on these alliances but may not receive any immediate or long-term return or economic benefit from them.

SBS is subject to significant product liability risk. Our products and services could subject us to product liability or government or commercial warranty claims. We maintain primary product liability insurance for our non-aviation products with a general aggregate limit of $1.0/$2.0 million per occurrence and a $50.0 million excess umbrella policy. We maintain, for our aviation products, a $100.0 million liability insurance policy, per occurrence. Our products are widely used in a variety of applications. If a claim is made against us, our insurance coverage might not be adequate to pay for our defense or to pay for any award, in which case we would have to pay for it. Also, as a result of the terrorist attacks of September 11, 2001, the cost of insurance coverage has significantly increased. In the future, we might not be able to continue our insurance coverage at desired levels, for premiums acceptable to us. If a litigant were successful against us, a lack or insufficiency of insurance coverage could significantly harm our financial condition.

SBS faces political, economic and regulatory risks associated with its international sales and operations not faced by businesses operating only in the United States. We sell our products in countries throughout the world from our United States, Canadian and German based operations. We intend to continue to expand our operations and sales outside the United States. Our international operations and sales subject us to risks not experienced by companies operating only in the United States, including:

•	increased governmental regulations,

•	export and import controls,

•	political, economic and other uncertainties, including, risk of war, revolution, terrorist attacks, epidemics, expropriation, renegotiation or modification of existing contracts, standards and tariffs, and taxation policies,

•	international monetary fluctuations that may make payment more expensive for foreign customers who may, as a result, limit or reduce purchases,

•	exposure to different and inconsistent legal standards, particularly with respect to intellectual property,

•	longer accounts receivable collection cycles,

•	trade disputes or new trading policies that could limit, reduce, disrupt or eliminate our sales and business prospects outside the United States, and

•	unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.

Exchange rate fluctuations could reduce SBS’ earnings when stated in U.S. Dollars. Substantially all of our U.S. export sales to date have been denominated in United States dollars and substantially all sales generated by our subsidiary based in Germany have been denominated in Euros. However, some sales in the future may be denominated in other currencies, including the Canadian dollar. Any decline in the value of other currencies in which we make sales against the United States dollar, the Canadian dollar or the Euro, or any decline in the value of the Canadian dollar or the Euro against the United States dollar, will have the effect of decreasing our consolidated earnings when stated in United States dollars. In the future, we may engage in hedging transactions to minimize the effect of the risks associated with these types of currency fluctuations; however, hedging transactions could harm our financial position and results of operations, if for example, we decided to hedge against the risk of the value of the US Dollar increasing against the Euro, and the US Dollar in fact decreased significantly in value against the Euro.

SBS’ common stock price can be volatile. During the twelve-month period ended June 30, 2003, the sales price of our common stock fluctuated between $5.00 and $12.30 per share. We believe that our common stock is subject to wide price fluctuations because of several factors, including:

•	quarterly and annual fluctuations in our operating results,

•	a relatively thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on our stock price,

•	announcements of new technologies by us, our competitors or customers,

•	general conditions in the markets we serve,

•	fluctuations in sales or earnings of our competitors and our significant customers,

•	changes in earnings estimates or investment recommendations by securities analysts,

•	general volatility of the stock markets and the market prices of other publicly traded companies,

•	economic disruptions due to terrorist activity,

•	investor sentiment regarding equity markets generally, including public perception of corporate ethics and governance and the accuracy and transparency of financial reporting, and

•	investor sentiment regarding the valuation of technology companies generally.

SBS could suffer losses from credit risk. Credit risk is inherent in our commercial activities. Credit risk relates to the risk of loss resulting from a customer’s failure to pay in accordance with contractual obligations. The majority of our sales are on open account, typically with 30 to 60 day payment terms without any down payment or security. Many of our customers and potential customers in various markets, including the communications market, have had the credit ratings of their debt reduced. As a result, some of our customers’ creditworthiness may be reduced, which could pose a heightened risk of bankruptcy or delayed payment that could harm our earnings and cash flow.

SBS may be vulnerable to the effects of terrorist attacks and acts of war. We are unable to predict the impact of future terrorist attacks and acts of war on our industry and the United States economy as a whole. The uncertainty associated with military activity of the United States and other nations and the risk of future terrorist activity may have an impact on our results of operations and financial condition in unpredictable ways. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could adversely affect the economy of the United States and other countries. A lower level of economic activity could result in a decline in demand for our products that could harm our sales and earnings and limit our future growth prospects. International backlash against United States government policy decisions relating to terrorism may result in reluctance in certain foreign countries to buy products from companies like SBS headquartered in the United States. This could directly affect us because a significant portion of our sales are to customers based outside the United States, and many of those sales relate to foreign government defense spending allocations that may be more susceptible to local political concerns than sales into commercial markets. The associated uncertainties caused by terrorist attacks and acts of war have resulted in adverse changes in the insurance markets. We have already experienced substantial increases in insurance premium costs. In the future, if we are unable to obtain adequate insurance coverage and experience an uninsured event, or if we incur significant increases in the cost of insurance, our results of operations could be harmed.

General business conditions are vulnerable to the effects of epidemics, which could materially disrupt SBS’ operations and financial results. We are vulnerable to the general economic effects of epidemics and other health-related concerns. In mid-2003, the outbreak of the SARS epidemic resulted in quarantines and substantial curtailment of travel and business activities for areas as geographically diverse as China and Toronto, Ontario, near the headquarters of our Canadian operations. We believe that many growth opportunities for current and future SBS products are located in Asia and other parts of the world where public health systems are not considered to be as advanced as in North America and Western Europe. Further, we have significant customers, and significant end-customers of our customers, located in Asia, including China. Public reports have speculated that terrorists or other states or organizations could in the future release biological hazards such as smallpox or anthrax that could result in epidemics. A recurrence of SARS or any other epidemic could substantially reduce or delay regional or worldwide demand for our products, or disrupt supply channels, which could harm our future results of operations.

SELLING SHAREHOLDERS

The following table sets forth the name of each of the selling shareholders who are eligible to sell (whether or not they have a present intent to do so) and the positions, offices and other material relationships that the selling shareholder has had with SBS or its affiliates since December 31, 2000.

Position with the
company since
Selling Shareholder	November 2000 (1)

Ronald Strauss(2)	Vice President and General Manager

David Chornaby (3)	Vice President-Finance and Operations

Brian Tithecott	Director of Business Development, North America and Europe

Ryan Ge	Director of Business Development, Asia Pacific

Larry Maki	Director of Engineering

Wayne Fisher	Manager, Software Development

Tom Pawelko	Manager, Hardware Development

Richard Edwards	Research and Development Engineer

Kim Pope	Senior Hardware Designer

Nick Gamble	Senior Software Designer

Scott Lammers	N.P.I. Manager

John O’Grady	Senior Software Designer

Position with the
company since
Selling Shareholder	November 2000 (1)

Sanh Truong	Senior Software Designer

Mark Zettler	Senior Software Designer

Tina Aultman	Human Resources

Kirk Anderson	Production Manager

Yi Chen	Applications Engineer

Dan Hills	Senior Software Designer

Paul Keith	Hardware and Development Engineer

Tim Klassen	Senior Applications Engineer

Lis Kuindersma	Manager, Procurement and Material Logistic

Warren McNeil	Systems Administrator

Peter Sommerfeld	Senior Software Designer

Tom Gowan	Production

Shirley Kendrick	Administrative Assistant

(1) SBS acquired Avvida Holdings Corp. in June 2003. Before the acquisition, the selling shareholder was employed by Avvida Systems Inc. (formerly a wholly-owned subsidiary of Avvida Holdings Corp.).

(2) The shares are owned by Ronald Strauss, as Trustee of the Ronald Strauss Family Trust.

(3) The shares are owned by David Chornaby, as Trustee of the David Chornaby Family Trust.

The following table sets forth the name of each selling shareholder as of December 31, 2003, the number of shares of common stock owned by each selling shareholder as of December 31, 2003, the number of shares eligible to be sold by each selling shareholder pursuant to this prospectus, and the percentage of outstanding common stock to be owned by each selling shareholder after the offering. The “*” indicates less than one percent of outstanding common stock after this offering.

	Shares of Common		Percent of Common
	Stock Owned Before	Shares Offered in	Stock After
Shareholder Name	the Offering (1,2)	this Offering	Offering (1,2)
The Ronald Strauss Family Trust	164,136 (3)	164,136	*
The David Chornaby Family Trust	82,068 (4)	82,068	*
Brian Tithecott	30,775	30,775	*
Ryan Ge	20,517	20,517	*
Larry Maki	20,517	20,517	*
Wayne Fisher	18,465	18,465	*
Tom Pawelko	18,465	18,465	*
Richard Edwards	8,206	8,206	*
Kim Pope	4,103	4,103	*
Nick Gamble	2,462	2,462	*
Scott Lammers	2,462	2,462	*
John O’Grady	2,051	2,051	*
Sanh Truong	2,051	2,051	*
Mark Zettler	1,641	1,641	*
Tina Aultman	1,231	1,231	*
Kirk Anderson	820	820	*
Yi Chen	820	820	*
Dan Hills	820	820	*
Paul Keith	820	820	*
Tim Klassen	820	820	*
Lis Kuindersma	820	820	*
Warren McNeil	820	820	*
Peter Sommerfeld	820	820	*
Tom Gowan	615	615	*
Shirley Kendrick	615	615	*

Total	386,940	386,940	*

(1) A person is deemed to be the beneficial owner of securities that can be acquired upon exercise of options or warrants by that person within 60 days from the date of this prospectus. Each beneficial owner’s percentage ownership is determined by assuming that options or warrants that are held by such person and that are exercisable within 60 days from the date of this prospectus have been exercised.

(2) No selling shareholder holds any currently exercisable options to purchase shares of common stock, as defined in footnote 1 above, under SBS’ stock option plans.

(3) The shares are owned by Ronald Strauss, as Trustee of the Ronald Strauss Family Trust.

(4) The shares are owned by David Chornaby, as Trustee of the David Chornaby Family Trust.

PLAN OF DISTRIBUTION

The selling shareholders (including, as we previously noted, people to whom they transfer, assign, devise, pledge or donate their shares and other successors in interest) may sell the offered shares in any of the following ways:

•	through dealers,

•	through agents, or

•	directly to one or more purchasers.

The offered shares may be distributed from time to time in one or more transactions (which may involve crosses or block transactions) in the following ways:

•	on the Nasdaq National Market System, where our common stock is currently traded, or on national stock exchanges where it could become traded in the future, in accordance with their rules,

•	in the over-the-counter market, or

•	in transactions other than on the Nasdaq National Market System or in the over-the-counter market, or a combination of those transactions.

The selling shareholders may transfer the shares at market prices prevailing at the time of sale, at prices related to those prevailing market prices, at negotiated prices, or at fixed prices. They may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, commissions, or commissions from the selling shareholders. The broker-dealers may also be paid commissions by purchasers of shares for whom they may act as agent. The selling shareholders and any broker-dealers or agents that participate in the distribution of shares by them might be deemed to be underwriters, and any discounts, commissions, or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions, under the Securities Act. Affiliates of one or more of the selling shareholders may act as principals or agents in connection with the offer or sale of shares by the selling shareholders. In addition, any shares that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

SBS will not receive any of the proceeds from the sale of the shares, although it will pay the expenses in preparing the Registration Statement and registering the offered shares. The selling shareholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation Rules 10b-5 and 10b-18 and Regulation M under that Act.

LEGAL MATTERS

Legal matters with respect to the common stock being offered by this prospectus have been passed upon for us by Schuler, Messersmith, Daly & Lansdowne, Albuquerque, New Mexico.

EXPERTS

The consolidated financial statements of SBS Technologies, Inc. and subsidiaries as of June 30, 2003 and 2002, and for each of the years in the three-year period ended June 30, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering June 30, 2003 financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective July 1, 2002.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. The registration statement and our other filings are available over the Internet at http://www.sec.gov. You may read and copy any document we file, including the registration statement, at the SEC public reference room at:

Room 1024, Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

You may call the SEC at 1-800-0330 for further information about the operation of the public reference room.

Our common stock is quoted on the National Association of Securities Dealers, Inc. National Market System under the symbol “SBSE.” Our SEC filings can also be read at:

the National Association of Securities Dealers, Inc.
1735 K Street, NW, Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information by referring you to the documents containing that information. The information incorporated by reference is considered part of this prospectus. Any information we file with the SEC later will automatically update, and, to the extent inconsistent, supersede the information in this prospectus. We incorporate by reference the documents listed below:

•	Our annual report on Form 10-K for the year ended June 30, 2003, filed on September 24, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2003, filed on November 12, 2003;

•	Our current report on Form 8-K, filed on October 6, 2003;

•	Our current report on Form 8-K, filed on October 14, 2003;

•	Our current report on Form 8-K, filed on November 21, 2003

•	Our Form 8-A, filed November 2, 1995, for a description of our common stock, including any further amendment or report we file to update that description.

We also incorporate by reference any future filings we make with the SEC, including any filings we make before the registration statement becomes effective, under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the offered shares to which this prospectus relates, or the offering is otherwise terminated.

You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at 505-875-0600:

SBS Technologies, Inc.
2400 Louisiana Blvd NE
AFC Building 5, Suite 600
Albuquerque, New Mexico 87110